EXHIBIT 8

                     LIST OF SUBSIDIARIES OF THE REGISTRANT

We own the following significant subsidiaries:

1.   Limco-Piedmont Inc., a 61.83%-owned Delaware subsidiary.

2.   Limco Airepair Inc., a wholly-owned Delaware subsidiary of Limco-Piedmont
     Inc.

3. Piedmont Aviation Component Services LLC, a wholly-owned subsidiary of Limco-Piedmont Inc.

4.   TAT-GAL Inc., a wholly-owned California subsidiary.

5.   Bental Industries Ltd., a 37%-owned Israeli subsidiary.